EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 26, 2016	June 28, 2015
	(In thousands)
Earnings:
Income before income taxes	$412,055	$686,415
Add: Total fixed charges (see below)	29,718	21,858
Less: Interest capitalized	869	1,960
Total earnings	$440,904	$706,313

Fixed charges:
Interest(a)	$24,450	$18,329
Portion of noncancelable lease expense representative of interest factor(b)	5,268	3,529
Total fixed charges	$29,718	$21,858

Ratio of earnings to fixed charges	14.84	32.31

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.